UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 8-K
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CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 7, 2025
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HOME BANCSHARES, INC.
(Exact name of Registrant as Specified in Its Charter)
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Arkansas	001-41093	71-0682831
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
719 Harkrider, Suite 100
Conway, Arkansas 72032
(Address of Principal Executive Offices) (Zip Code)
(501) 339-2929
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	HOMB	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01   Entry into a Material Definitive Agreement
On December 7, 2025, Home BancShares, Inc. (“Home”) its wholly-owned bank subsidiary, Centennial Bank, an Arkansas state bank (“Centennial”), and Home’s wholly-owned subsidiary HOMB Acquisition Sub IV, Inc. entered into an Agreement and Plan of Merger (the “Agreement”) with Mountain Commerce Bancorp, Inc., a Tennessee corporation (“MCBI”), and its wholly-owned bank subsidiary, Mountain Commerce Bank, a Tennessee state banking corporation (“MCB”), under which Home and Centennial will acquire MCBI and MCB. The Agreement provides that, in a series of transactions, MCBI will merge into Home, with Home as the surviving entity, and MCB will merge into Centennial, with Centennial as the surviving entity (collectively, the “Merger”).
Under the terms of the Agreement, Home will issue approximately 5.4 million shares of its common stock to the shareholders of MCBI upon the completion of the Merger, for a purchase price of approximately $150.1 million, valued based on the volume-weighted average closing price per share of Home’s common stock as reported on the New York Stock Exchange (“NYSE”) for the 20 consecutive trading day period ending on December 5, 2025. No cash consideration will be paid in connection with the Merger, except that holders of outstanding shares of MCBI common stock at the time of the Merger will receive cash payments in lieu of any fractional shares of Home common stock to which they are otherwise entitled in connection with the Merger.
Subject to the terms and conditions set forth in the Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of MCBI will be converted into the right to receive, without interest, 0.85 shares of Home common stock (the “Merger Consideration”). Each unvested restricted share of MCBI common stock outstanding at the Effective Time will fully vest and be converted into the right to receive the Merger Consideration. For purposes of calculating the cash payments in lieu of fractional shares, the value of each fractional share of Home common stock will be determined using a volume-weighted average closing price of Home’s common stock as reported on NYSE over the 20 consecutive trading day period ending on the third business day prior to the closing of the Merger, multiplied by the fraction of a share of Home common stock that such MCBI shareholder would otherwise be entitled to receive.
In connection with the Merger, MCBI’s founder and Chief Executive Officer, William E. Edwards, III, and certain other officers and key employees of MCBI and MCB entered into respective employment agreements with Centennial concurrent with the signing of the Agreement to be effective as of closing date of the Merger. The completion of the Merger is conditioned on Mr. Edwards having not revoked his employment agreement.
The Merger is expected to close during the first half of 2026, and is subject to the approval of the shareholders of MCBI, regulatory approvals, and other customary closing conditions set forth in the Agreement. The Agreement provides certain termination rights for both Home and MCBI, including, among others, a right for either Home or MCBI to terminate the Agreement in the event that the Merger has not been completed by September 7, 2026. Additionally, a termination fee of $6.0 million will be payable by MCBI upon termination of the Agreement under certain, limited circumstances.
In connection with the execution of the Agreement, the directors of MCBI and certain officers of MCBI and MCB have each entered into voting and support agreements with Home under which each such director or officer has agreed to vote all of his or her shares of MCBI common stock in favor of the Merger and which generally prohibits such director or officer from transferring his or her shares of MCBI common stock prior to the Merger. The voting and support agreements represent approximately 22.5% of the outstanding shares of MCBI common stock.
Upon completion of the Merger, excluding purchase accounting adjustments, the combined company will have approximately $25.0 billion in total assets, $17.0 billion in total deposits, $19.2 billion in total loans and 225 branches in Arkansas, Florida, Texas, Tennessee, Alabama and New York City, based on pro forma projections as of March 31, 2026.
The foregoing summary of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein. The form of voting and support agreement is included as Exhibit A to the Agreement filed as Exhibit 2.1 hereto.
Cautionary Statement
The Agreement, which has been included to provide investors with information regarding its terms, contains representations and warranties of each of the parties thereto. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties delivered in connection with the execution of the Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts, or for any other purpose, at the time they were made or otherwise.

Additional Information and Where to Find It
This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination transaction involving Home and MCBI. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful. In connection with the proposed acquisition, Home intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Home common stock to be issued to shareholders of MCBI in connection with the transaction. The Registration Statement will include a Proxy Statement of MCBI and a Prospectus of Home, as well as other relevant materials regarding the proposed merger transaction involving Home and MCBI. INVESTORS AND SECURITY HOLDERS OF MCBI ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Home at Home’s website at http://www.homebancshares.com, Investor Relations, or by contacting Donna Townsell, by telephone at (501) 328-4625.
Participants in Solicitation
Home and MCBI and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MCBI in connection with the merger transaction. Information about the directors and executive officers of Home and their ownership of Home common stock is set forth in the proxy statement for Home’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 7, 2025. Information about the directors and executive officers of MCBI and their ownership of MCBI common stock will be set forth in the Proxy Statement/Prospectus to be included in the Registration Statement. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the merger transaction. Free copies of this document may be obtained as described in the preceding paragraph when it becomes available.
Cautionary Note Regarding Forward-Looking Statements
This Current Report on Form 8-K may contain forward-looking statements which include, but are not limited to, statements, estimates and projections about the benefits of the business combination transaction involving Home and MCBI, including the combined company’s future financial condition, operating results, plans, expectations, goals and outlook for the future. Statements, estimates and projections in this report that are not historical facts should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements of this type speak only as of the date of this report. By nature, forward-looking statements involve inherent risk and uncertainties. Various factors could cause actual results to differ materially from those contemplated by the forward-looking statements, including, but not limited to: (i) the possibility that the acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Home and MCBI operate; (iv) the ability to promptly and effectively integrate the businesses of Home and MCBI; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; and (vi) diversion of management time on acquisition-related issues. Additional information on factors that might affect Home’s financial results is included in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025. Home assumes no obligation to update the information in this Current Report, except as otherwise required by law.
Item 7.01    Regulation FD Disclosure.
On December 8, 2025, Home issued a joint press release with MCBI announcing the signing of the Agreement under which Home and Centennial will acquire MCBI and MCB. Copies of the press release announcing the transaction and certain additional information regarding the Merger are attached as Exhibits 99.1 and 99.2 to this Current Report.

As provided in General Instruction B.2 to Form 8-K, the information furnished in this Item 7.01 and in Exhibits 99.1 and 99.2 to this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

2.1	Agreement and Plan of Merger by and among Home BancShares, Inc., Centennial Bank, HOMB Acquisition Sub IV, Inc., Mountain Commerce Bancorp, Inc. and Mountain Commerce Bank, dated December 7, 2025.*
99.1	Press Release dated December 8, 2025
99.2	Supplemental materials to Press Release dated December 8, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The appendices and disclosure schedules referenced in the Agreement and Plan of Merger have been omitted pursuant to Item 601(a)(5) of SEC Regulation S-K. Home hereby agrees to furnish supplementally a copy of any omitted disclosure schedule to the SEC upon request.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Home BancShares, Inc.

Date:	December 8, 2025	By:	/s/ Jennifer C. Floyd
Jennifer C. Floyd
Chief Accounting Officer